EXHIBIT 23

                         Consent of Independent Auditors

The Board of Directors
Drew Industries Incorporated

We consent to incorporation by reference in the registration statements (No. 33-88582) on Form S-8 of Drew Industries Incorporated of our report dated February 10, 1999 relating to the consolidated balance sheets of Drew Industries Incorporated and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1998, which report refers to a change to the FIFO method of valuing inventory and our report dated February 10, 1999 relating to the financial statement schedule, which reports appear in or are incorporated by reference in the December 31, 1998, annual report on Form 10-K of Drew Industries Incorporated.

                                       KPMG LLP

Stamford, Connecticut
March 29, 1999